ATAxe, L.L.C.
Unaudited Financial Statements for the Year Ended
December 31st, 2017

May 9, 2018

Colby M. Harmon, CPA
5524 Bee Caves Rd, Building E
Austin, Texas 78746
www.ohthecpa.com

To Daniel Poane
ATAxe, LLC
Austin, Texas

We have reviewed the accompanying Balance Sheet of ATAxe, LLC as of December 31, 2017 and the related statements of income and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit and the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Colby M. Harmon, CPA
Austin, Texas
May 9, 2018


ATAxe, LLC
Balance Sheet
December 31, 2017


Current Assets

Cash $0

Non Current Assets

Franchise Agreement	$30,000
Accumulated Amortization	-$250

Total Assets $29,750

Liabilities $0

Equity

Dan Poane Contribution	$49,410
CY Net Income	-$19,660

Total Liabilitys and Equity $29,750


Unaudited - See accompanying notes


ATAxe, LLC
Statement of Income
For the year ended 12/31/17

Revenue
Sales $0

Operating Expenses
General admin and training $19,410
Amortization $250

Total Expenses $19,660

Net Income   -$19,660

Unaudited - See accompanying notes.

ATAxe, LLC
Statement of Cash Flows
For the year ended 12/31/17

Cash flows from operating activities
Net Loss   -$19,660

Net Cash flows from operating activities   -$19,660

Cash flows from investing activities
Franchise agreement   -$30,000
Change in Amortization $250

Net Cash flows from investing activites   -$29,750

Cash Flows from financing activities
Contributions Dan Poane $49,410

Net Cash flows from financing activities $49,410

Cash at Beg of Period $0
Net change in cash $0
Cash at End of Period $0

ATAxe, L.L.C.
Notes to Financial Statements for the Year Ended
December 31st, 2017

ATAxe, LLC is an LLC formed under the laws of the State of Texas. The intention for the company is to open and operate a Stumpy's franchise in Austin, Texas. The company is currently seeking investment via crowd funding and other platforms which it intends to use to secure space and conduct build out and other business formation and operation items. The ability to continue as a going concern and to get to revenue and profits is dependent upon raising enough capital to open the doors.

The expenses in 2017 are start up and fund raising expenses and not related to ongoing operations.

The company currently has no leases or debt it is liable for and substantially no operations. Any necessary accounting policies will be created as investment occurs to ensure that the proper internal controls exist to generate GAAP financial statements on a monthly basis.